SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 4, 2005

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y	Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o	No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o	No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o	No: y

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding cash dividend declaration on the Company’s Series III Convertible Preferred Stock, Series IV Cumulative Non-Convertible Redeemable Preferred Stock, Series V, VI and VII Convertible Preferred Stock and Series B, F, Q, V and Z 10% Cumulative Convertible Preferred Stock.

August 4, 2005

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

SVP – Operations Group

Gentlemen:

In compliance with the disclosure requirements of the Philippine Stock Exchange, we advise that during the meeting of the Board of Directors of our Company on August 4, 2005, the following cash dividends were declared out of the unrestricted retained earnings of the Company as of December 31, 2004:

1.         $1.029412 per outstanding share of the Company’s Series III Convertible Preferred Stock, for the quarter ending October 15, 2005, payable on October 15, 2005 to the holders of record on September 15, 2005.

2.         A total of P12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending September 15, 2005, payable on September 15, 2005 to the holders of record on August 25, 2005.

3.         P4.675 per outstanding share of the Company’s Series V Convertible Preferred Stock, for the quarter ending October 15, 2005, payable on October 15, 2005 to the holders of record on September 15, 2005.

4.         US$.09925 per outstanding share of the Company’s Series VI Convertible Preferred Stock, for the quarter ending October 15, 2005, payable on October 15, 2005 to the holders of record on September 15, 2005.

5.         JY10.179725 per outstanding share of the Company’s Series VII Convertible Preferred Stock, for the quarter ending October 15, 2005, payable on October 15, 2005 to the holders of record on September 15, 2005.

6.         P1.00 per outstanding share of the Company’s Series B 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2005, payable on September 30, 2005 to the holders of record on September 1, 2005.

7.         P1.00 per outstanding share of the Company’s Series F 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2005, payable on September 30, 2005 to the holders of record on September 1, 2005.

8.         P1.00 per outstanding share of the Company’s Series Q 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2005, payable on September 30, 2005 to the holders of record on September 1, 2005.

9.         P1.00 per outstanding share of the Company’s Series V 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2005, payable on September 30, 2005 to the holders of record on September 1, 2005.

10.     P1.00 per outstanding share of the Company’s Series Z 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2005, payable on September 30, 2005 to the holders of record on September 1, 2005.

Thank you.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,196,804 As of June 30, 2005	NA	NA
Total No. of Stockholders	Domestic	Foreign

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To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  4 August 2005

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

_____________________________________________________________

_____________________________________________________________

_____________________________________________________________

Item 9 (Other Events)

We disclose that the Board of Directors of Philippine Long Distance Telephone Company (the “Company”), at its meeting held on August 4, 2005 declared, out of the unrestricted retained earnings of the Company as of December 31, 2004, the following cash dividends:

1.      $1.029412 per outstanding share of the Company’s Series III Convertible Preferred Stock, for the quarter ending October 15, 2005, payable on October 15, 2005 to the holders of record on September 15, 2005.

2.      A total of P12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending September 15, 2005, payable on September 15, 2005 to the holders of record on August 25, 2005.

3.      P4.675 per outstanding share of the Company’s Series V Convertible Preferred Stock, for the quarter ending October 15, 2005, payable on October 15, 2005 to the holders of record on September 15, 2005.

4.      US$.09925 per outstanding share of the Company’s Series VI Convertible Preferred Stock, for the quarter ending October 15, 2005, payable on October 15, 2005 to the holders of record on September 15, 2005.

5.      JY10.179725 per outstanding share of the Company’s Series VII Convertible Preferred Stock, for the quarter ending October 15, 2005, payable on October 15, 2005 to the holders of record on September 15, 2005.

6.      P1.00 per outstanding share of the Company’s Series B 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2005, payable on September 30, 2005 to the holders of record on September 1, 2005.

7.      P1.00 per outstanding share of the Company’s Series F 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2005, payable on September 30, 2005 to the holders of record on September 1, 2005.

8.      P1.00 per outstanding share of the Company’s Series Q 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2005, payable on September 30, 2005 to the holders of record on September 1, 2005.

9.      P1.00 per outstanding share of the Company’s Series V 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2005, payable on September 30, 2005 to the holders of record on September 1, 2005.

10.      P1.00 per outstanding share of the Company’s Series Z 10% Cumulative Convertible Preferred Stock, for the annual period ending August 31, 2005, payable on September 30, 2005 to the holders of record on September 1, 2005

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: MA. LOURDES C. RAUSA-CHAN Corporate Secretary

August 4, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: August 4, 2005